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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                SCHEDULE 14D-9/A

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                  SYNAVANT INC.
                     ---------------------------------------
                            (Name of Subject Company)

                                  SYNAVANT INC.
                     ---------------------------------------
                        (Name of Person Filing Statement)


                     Common Stock, $0.01 par value per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    87157A105
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Wayne P. Yetter
                                  SYNAVANT Inc.
                       3445 Peachtree Road, NE, Suite 1400
                             Atlanta, Georgia 30326
                                 (404) 841-4000
                    -----------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                                 With Copies To:

    Elizabeth O. Derrick, Esq.                  Vincent J. Napoleon, Esq.
 Womble Carlyle Sandridge & Rice, PLLC                SYNAVANT Inc.
1201 West Peachtree Street, Suite 3500     3445 Peachtree Road, NE, Suite 1400
        Atlanta, Georgia 30309                    Atlanta, Georgia 30326
            (404) 872-7000                            (404) 841-4000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:




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         This Amendment No. 2 amends that certain Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on April 18, 2003, and amended on April 24, 2003 (as amended, the "Schedule 14D-9") by SYNAVANT Inc., a Delaware corporation (the "Company"), relating to the tender offer by Jivago Acquisition Corporation (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of CEGEDIM SA, a company organized under the laws of France ("CEGEDIM"), to purchase all of the Company's issued and outstanding common stock, $0.01 par value per share (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") for $2.30 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase, as each may be amended from time to time, constitute the "Offer"). The Offer is described in a Tender Offer
Statement on Schedule TO filed with the SEC on April 18, 2003 by the Purchaser. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

         The subsection of Item 4 of the Schedule 14D-9 entitled "Recommendation of the Company's Board of Directors" is hereby amended by deleting it in its entirety and by replacing it with the following:

         On May 9, 2003, the Company entered into an Agreement and Plan of Merger (the "Dendrite Merger Agreement"), with Dendrite International, Inc., a New Jersey corporation ("Dendrite"), and Amgis Acquisition Co., a Delaware corporation and wholly owned subsidiary of Dendrite ("Amgis"). The Dendrite Merger Agreement provides for the commencement by Amgis of a tender offer to purchase for cash all of the outstanding Shares at a price of $2.83 per Share net to the seller in cash, without interest, subject to the satisfaction of the conditions set forth in the Dendrite Merger Agreement (the "Dendrite Offer") and, following the purchase of the Shares pursuant to the Dendrite Offer and subject to the conditions set forth in the Dendrite Merger Agreement, a merger of Amgis with and into the Company (the "Dendrite Merger").

         As a result of the Company's Board of Directors' approval of the Dendrite Merger Agreement:

         - the Company's Board of Directors unanimously recommended that the Company's stockholders not tender their Shares to CEGEDIM in the Offer; and

         - the Company terminated the Merger Agreement in accordance with its terms by delivering written notice to CEGEDIM of such termination, and Dendrite paid a $1,095,000 termination fee required by the Merger Agreement on the Company's behalf.

BACKGROUND

         The subsection of Item 4 of the Schedule 14D-9 entitled "Background" is hereby amended by deleting the 16th paragraph thereof in its entirety and by replacing it with the following:

         Thereafter, and throughout December 2002 and January 2003, CEGEDIM conducted extensive due diligence with respect to the Company's Interactive Marketing Division and the Tech Division Bidder conducted extensive due diligence with respect to the Company's Technology Division and other assets and liabilities of the Company. In connection with this process, representatives of the Company held numerous meetings and conferences with representatives of CEGEDIM to discuss detailed terms of the


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proposed transaction. Representatives of the Company also held numerous meetings and conferences with representatives of the Tech Division Bidder.

         The subsection of Item 4 of the Schedule 14D-9 entitled "Background" is hereby amended by deleting the 21st and 22nd paragraphs thereof in their entirety and by replacing them with the following:

         On February 17, 2003, the Company's Board of Directors held a special telephonic meeting. Management provided the Company's Board of Directors with a status review of the negotiations with CEGEDIM and Tech Division Bidder. In addition, management and Alterity reviewed with the Company's Board of Directors the letters received from Third Party containing its proposals to acquire the Company for a mix of cash and stock. The Company's legal counsel discussed with the Company's Board of Directors its fiduciary duties and its obligations under existing agreements with respect to its consideration of strategic alternatives, including the transaction proposed in the letters from Third Party. The Company's Board of Directors reiterated its earlier conclusion that pursuit of the Interactive Marketing transaction with CEGEDIM was preferable because it offered greater value to the Company's stockholders and, among other things, allowed the Company's management more flexibility in seeking a strategic transaction involving its technology division that would maximize value for the Company's stockholders and was subject to fewer contingencies. In addition, based on communications to the Company from CEGEDIM, the Company's Board of Directors believed that pursuing Third Party's proposal at that time would seriously jeopardize the Company's ability to negotiate definitive terms of a sale of the Interactive Marketing Division to CEGEDIM. As a result, the Company's Board of Directors determined that the Company should not pursue the proposal by Third Party at that time.

         On February 19, 2003, for the reasons cited at the February 17, 2003 meeting of the Company's Board of Directors, the Company delivered a letter to Third Party, confirming an earlier oral communication, indicating that the Company did not intend to pursue Third Party's February 11, 2003 offer.

         The subsection of Item 4 of the Schedule 14D-9 entitled "Background" is hereby amended by adding the following at the end thereof:

         From April 22, 2003 to April 26, 2003, as a condition to substantive negotiations, the Company and Dendrite negotiated the terms of a bidding process by which each of Dendrite and CEGEDIM would be entitled to submit offers to acquire the Company, each would waive confidentiality restrictions preventing disclosure of a party's bid to the other and each would have a period to match or better the other's bid. CEGEDIM was not obligated under the Merger Agreement to agree to this process and, on April 26, 2003, CEGEDIM informed the Company that it would not enter into an agreement formalizing it.

         From April 28, 2003 to May 7, 2003, the Company and Dendrite negotiated the terms and conditions of definitive agreements for the Dendrite Offer and the Dendrite Merger.

         On May 6, 2003, CEGEDIM submitted to the Company a written proposal to acquire the Company in a tender offer followed by a back-end merger for $2.75 per Share. On May 6, 2003 and May 7, 2003, the Company and CEGEDIM negotiated the terms of the transactions proposed by CEGEDIM.

         On May 6, 2003, the Company's Chief Executive Officer, Wayne P. Yetter, requested in writing that each of Dendrite and CEGEDIM submit their best and final offer to the Company by May 8, 2003.

         On the morning of May 8, 2003, representatives of the Company and Dendrite negotiated certain unresolved issues concerning Dendrite's proposal. That same day, CEGEDIM submitted a bid for $2.75


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per Share with revised transaction terms and Dendrite submitted a bid for $2.83 per Share on the same terms that had been negotiated with the Company.

         On May 9, 2003, the Company's Board of Directors met to consider CEGEDIM's and Dendrite's revised offers and to review management's recommendation for consideration of approval of the Dendrite proposal. During the meeting, management summarized the terms and conditions of the two proposals and the process by which the proposals had been obtained. The Company's legal counsel discussed with the Company's Board of Directors its fiduciary duties and its obligations under existing contracts. Alterity summarized the financial terms of each transaction and presented financial analyses regarding both proposals. The Company's legal counsel described the structure and terms of the agreements for each proposed transaction. Management presented a comparative analysis of the two proposals, and made its recommendation that the Company's Board of Directors approve the Dendrite proposal. At that point, management asked the Company's Board of Directors whether it would accept that recommendation. The Company's Board of Directors discussed the matter, indicated its preference for accepting Dendrite's proposal and then asked Alterity for its opinion of the Dendrite offer. Alterity then rendered its opinion to the Company's Board of Directors that, as of such date and subject to and based on the assumptions and considerations set forth in the opinion, the consideration to be received by the Company's stockholders pursuant to the offer from Dendrite was fair, from a financial point of view, to the Company's stockholders. After discussion of both proposed transactions, the Company's Board of Directors approved Dendrite's proposal and authorized management to execute the Dendrite Merger Agreement and related agreements with Dendrite and to terminate the Merger Agreement. Following the meeting, the Dendrite Merger Agreement was signed by the authorized representatives of the Company and Dendrite, and the Company issued a press release announcing the execution of the Dendrite Merger Agreement. In addition, Dendrite entered into a Settlement Agreement with the Company and each member of the Company's Board of Directors pursuant to which the parties agreed to suspend Dendrite's lawsuit against the Company and each director pending the closing of the Dendrite Offer, at which time the lawsuit will be terminated.

         Concurrently with the Company's execution of the Dendrite Merger Agreement, the Company terminated the Merger Agreement on May 9, 2003 in accordance with its terms by delivering written notice to CEGEDIM of such termination, and Dendrite paid a $1,095,000 termination fee required by the Merger Agreement on the Company's behalf.

         Also on May 9, 2003, the Company entered into an amendment to its Rights Agreement with Equiserve Trust Company, N.A., as Rights Agent, dated August 29, 2000, to provide that the provisions of the Rights Agreement would not be triggered by the execution and delivery of the Dendrite Merger Agreement or the consummation of either the Dendrite Offer or the Dendrite Merger.

         On May 13, 2003, CEGEDIM submitted an oral proposal to acquire the Company for $3.15 per Share, which was subsequently conveyed in writing. On that day, the Company's Board of Directors convened a telephonic meeting to consider CEGEDIM's proposal. As permitted by the Dendrite Merger Agreement, the Company's Board of Directors authorized management to conduct discussions and negotiations with CEGEDIM regarding its proposal and to provide access to information to CEGEDIM, but did not approve or recommend CEGEDIM's offer and did not withhold, withdraw, modify or change its recommendation that the Company's stockholders not tender their Shares to CEGEDIM pursuant to the Offer.

         On May 14, 2003, the Company issued a press release announcing the receipt of CEGEDIM's proposal.

REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

         The subsection of Item 4 of the Schedule 14D-9 entitled "Reasons for the Recommendation of the Company's Board of Directors" is hereby restated in its entirety as follows:


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         The Company's Board of Directors based its unanimous recommendation that the Company's stockholders not tender their Shares to Purchaser in the Offer on the fact that the Dendrite Offer presents more value to the Company's stockholders and that the terms and conditions of the Dendrite Merger Agreement were substantially comparable to those contained in the Merger Agreement. The Company's Board of Directors made this determination only after taking significant steps to ensure that both Dendrite and CEGEDIM were afforded the opportunity to present their best and final offer prior to the Company's Board of Directors selecting a winning bidder.

INTENT TO TENDER

         The subsection of Item 4 of the Schedule 14D-9 entitled "Intent to Tender" is hereby restated in its entirety as follows:

         To the best of the Company's knowledge, it is the Company's understanding that each director, executive officer, affiliate and subsidiary of the Company who holds Shares of record or beneficially owns Shares currently does not intend to tender Shares in the Offer.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         Item 7 is hereby amended by adding the following at the end thereof:

         As discussed above, on May 9, 2003, the Company entered into the Dendrite Merger Agreement with Dendrite and Amgis. The Dendrite Merger Agreement provides for the commencement by Amgis of the Dendrite Offer and, following the purchase of the Shares pursuant to the Dendrite Offer and subject to the conditions set forth in the Dendrite Merger Agreement, the Dendrite Merger.

ITEM 8.  ADDITIONAL INFORMATION

         The subsection of Item 8 of the Schedule 14D-9 entitled "Dendrite Litigation" is hereby amended by adding the following to the end thereof:

         On May 9, 2003, Dendrite entered into a Settlement Agreement with the Company and each member of the Company's Board of Directors pursuant to which the parties agreed to suspend Dendrite's lawsuit against the Company and each director pending the closing of the Dendrite Offer, at which time the lawsuit will be terminated.

         The subsection of Item 8 of the Schedule 14D-9 entitled "Stockholder Litigation" is hereby amended by adding the following to the end thereof:

         On April 30, 2003, William H. Busch ("Busch"), an alleged stockholder of the Company, for himself and on behalf of a putative class of the Company's stockholders other than the defendants, filed a complaint in the Delaware Court of Chancery in and for New Castle County, against the Company, CEGEDIM, Purchaser and each of the members of the Company's Board of Directors individually. A copy of the complaint is attached hereto as Exhibit (a)(12). In the complaint, Busch seeks to certify a class of the Company's stockholders and generally alleges that the members of the Company's Board of Directors breached certain fiduciary duties owed to the Company's stockholders by approving the Merger Agreement and the transactions related thereto, because the consideration to be paid pursuant to the Offer and the Merger allegedly did not represent the best price available for the Company's stockholders. This lawsuit seeks, among other things, to enjoin the Offer and the


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Merger, either rescind the Offer and Merger or recover rescissory damages in the event they are consummated and recover fees and expenses associated with the action.

ITEM 9. EXHIBITS

         Item 9 of the Schedule 14D-9 is here by amended by adding the following exhibits thereto:

(a)(12) Complaint titled William H. Busch v. Synavant Inc., Wayne P. Yetter, Peter H. Fuchs, Robert J. Kamerschen, H. Eugene Lockhart, Mary A. Madden, Barry L. Williams, Cegedim, S.A. and Jivago Acquisition Corporation, filed on April 30, 2003 in the Court of Chancery of the State of Delaware in and for New Castle County.

(a)(13) Press release dated May 14, 2003, issued by the Company regarding the receipt of a revised bid from CEGEDIM (incorporated by reference to the Company's Schedule 14D-9C filed by the Company on May 14, 2003).

(e)(17) Agreement and Plan of Merger dated as of May 9, 2003 among the Company, Dendrite and Amgis (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed on May 12, 2003).

ANNEX B

         Annex B to the Schedule 14D-9 is hereby amended by deleting the fifth paragraph thereof in its entirety and by replacing it with the following:

         The information contained in this Information Statement (including information incorporated by reference) concerning Purchaser, CEGEDIM and CEGEDIM's designees has been furnished to the Company by Purchaser, and the Company has not independently verified the accuracy or completeness of such information.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     SYNAVANT Inc.

                                     /s/ Wayne P. Yetter
                                     ------------------------------------------
                                     Wayne P. Yetter
                                     Chairman and Chief Executive Officer
                                     May 14, 2003


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